Exhibit 12
PXRE GROUP LTD. AND SUBSIDIARIES
COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
AND RATIO OF CONSOLIDATED EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Year Ended December 31,
($000’s except ratios)	2006	2005	2004	2003	2002
Net income (loss)	$28,502	$(697,558)	$22,846	$96,648	$64,545
Income taxes	597	5,907	(6,474)	841	17,829

Income (loss) before income taxes	$29,099	$(691,651)	$16,372	$97,489	$82,374

Fixed charges:
Interest expense	$14,455	$14,452	$14,389	$13,034	$11,585
Appropriated portion (1/3) of rentals	867	628	742	997	1,205
Interest expense on premiums withheld under ceded reinsurance contracts	4,654	6,747	7,985	9,078	9,846

Total fixed charges	$19,976	$21,827	$23,116	$23,109	$22,636

Earnings (loss) before income taxes and fixed charges	$49,075	$(669,824)	$39,488	$120,598	$105,010

Preferred dividend requirements	$4,864	$7,040	$14,018	$13,113	$9,077

Ratio of pre-tax income to net income	1.02	0.99	0.72	1.01	1.28

Preferred dividend factor	$4,966	$7,040	$14,018	$13,227	$11,584
Total fixed charges	19,976	21,827	23,116	23,109	22,636

Total fixed charges and preferred dividends	$24,942	$28,867	$37,134	$36,336	$34,220

Ratio of earnings to fixed charges	2.46	(30.69)	1.71	5.22	4.64
Ratio of earnings to combined fixed charges and preferred dividends	1.97	(23.20)	1.06	3.32	3.07

Deficiency in ratio		691,651
Deficiency in combined ratio		698,691

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